UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 29, 2010

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are herby notified that the matters below were reported and resolved at the 5th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC. Katsunori Nagayasu President & CEO 7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 5th Fiscal Year (from April 1, 2009 to March 31, 2010), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business               Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2009 was decided at ¥6 per share (which, together with the interim dividend, resulted in the annual dividend being ¥12 per share for the fiscal year 2009). The year-end preferred dividends for Preferred Shares for the fiscal year 2009 were respectively decided at: for Class 3 Preferred Shares, the prescribed amount of ¥30 per share; for Class 5 Preferred Shares, the prescribed amount of ¥57.50 per share; and for Class 11 Preferred Shares, the prescribed amount of ¥2.65 per share. The date on which such appropriation of surplus becomes effective was decided to be June 29, 2010.

Second Item of Business         Election of 16 (sixteen) Directors

Messrs. Kinya Okauchi, Katsunori Nagayasu, Kyota Omori, Hiroshi Saito, Nobushige Kamei, Fumiyuki Akikusa, Kazuo Takeuchi, Kaoru Wachi, Takashi Oyamada, Ryuji Araki and Takuma Otoshi were reelected and reappointed as Directors, and Messrs. Takamune Okihara, Masao Hasegawa, Nobuyuki Hirano, Shunsuke Teraoka and Kazuhiro Watanabe were newly elected and appointed as Directors.

Messrs. Ryuji Araki, Kazuhiro Watanabe and Takuma Otoshi are the Outside Directors set out in Article 2, Item 15 of the Company Law.

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